MEDICSIGHT, INC.
46 BERKELEY SQUARE
LONDON W1J 5AT
UNITED KINGDOM

January 9, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 10549

        Re: Medicsight, Inc. Form SB-2 (File No. 333-75970)

Ladies and Gentlemen:

        Medicsight, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477 of the Securities Act of 1933, as amended, requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form SB-2 (File No. 333-75970). The Company requests withdrawal of the Registration Statement because it does not intend at this time to register the shares of common stock as contemplated in the Registration Statement. No shares of common stock of the Company have been or will be sold in connection with the Registration Statement.

        Please feel free to communicate directly with our attorney, Anthony J. Carroll, telephone number (212) 632-5554, regarding this request for withdrawal.

Very truly yours,
MEDICSIGHT, INC.
By:	/s/ STEFAN ALLESCH-TAYLOR Name: Stefan Allesch-Taylor Title: Chairman and Chief Executive Officer